The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600



October 14, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding Comment on today's media report

Notice Regarding Acquisition of "First Credit Corporation"

Notice Regarding Reference Material Acquisition of "First Credit Corporation"

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

10/14/05 10:48AM

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By 

Name: Tsukasa Tanigawa
Title: Joint General Manager

10/14/05 10:48AM



October 14, 2005

The Sumitomo Trust & Banking Co., Ltd.

Comment on today's media report

There were some media reports today that The Sumitomo Trust & Banking Co., Ltd. is going to acquire First Credit Corporation (FC). We are in the process of negotiation with FC's shareholder, Lone Star Funds.

We will announce officially as soon as the decision is made.

Koichi Onaka, Head of IR Office, Financial Management Department

The Sumitomo Trust & Banking Co., Ltd.

Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654

October 14, 2005

The Sumitomo Trust & Banking Co., Ltd.

Acquisition of "First Credit Corporation"

The Sumitomo Trust & Banking Co., Ltd. (STB) and Lone Star Funds' affiliate companies, First Credit Investments SCA and FC Manager, LLC (FCI and other), agreed that STB acquiring all stocks of First Credit Corporation (FC).

1. Background and purpose of acquisition

STB has earned solid financial strength with repayment of public funds and conclusion of non-performing loan problem. With this background, STB is actively expanding strategic investment and alliance to further enhance customer franchise and accelerate aggressive operations that will lead to expanding business area.

FC has longtime achievements and expertise with 24 years of history. FC is leading company of the real estate finance industry and the only specialized company in this business area with strength of business promotion throughout Japan.

This acquisition will enable STB to add already revitalized FC to its group as a partner for the further growth. STB will take this opportunity to enhance its sustainable growth in consolidated profits and will aim to become the "Number One Customer-oriented Bank" by earning customers' trusts and supports.

2. Outline of First Credit Corporation (As of end of September 2005)

(1) Company name	First Credit Corporation
(2) Representative	Chairman and CEO: Wilfred Y. Horie
(3) Location of head office	2-6-2, Otemachi, Chiyoda-ku, Tokyo, Japan
(4) Establishment date	December 8, 1982 (Foundation date: March 17, 1981)
(5) Main area of business	Real estate secured finance
(6) End of fiscal year	March
(7) Number of employees	220
(8) Main offices	Head office: Tokyo Other offices: Shinjuku, Nihombashi, Ohmiya, Machida, Sapporo, Sendai, Nagoya, Osaka, Hiroshima, Fukuoka
(9) Capital	13.5 billion Japanese yen
(10)Number of stocks issued	Common stock: 1,000 thousand stocks Classified stock (Class A): 700 thousand stocks

(11)Shareholders — First Credit Investments SCA 97%

FC Manager, LLC 3%

(12)Recent financial summary and target for Fiscal Year 2009 (Billions of Yen)

	2004/03 (Actual)	2005/03 (Actual)	2006/03 (Forecast)	2009/03 (Target)
Loan balance	95.3	106.3	110.0	200.0
Net business profit	8.0	5.1	5.5	15.0
Net operating profit	8.1	5.2	5.5	15.0
Net income before tax	9.6	5.9	6.0	14.0
Net income	9.6	5.9	5.9	9.0
Total asset	114.9	120.5	120.0	220.0
Shareholder's equity	12.8	18.7	24.5	65.0

3. Outline of Lone Star Funds

(1) Organization name — Lone Star Fund IV

(2) Representative — John P. Greyken

(3) Location of head office — Bermuda

(4) Establishment date — March 2002

(5) Main area of business — Investment to firms, financial assets and real estate

(6) Relationship with STB — No particular relationship

4. Summary of acquisition

(1) Stocks — Common stock (1,000 thousand shares) and Classified stock (Class A: 700thousand shares) that FCI and other possess will be acquired by STB after appropriate procedure (STB will possess 100% after acquisition).

(2) Acquisition price — 130 billion Japanese yen
Amount agreed based on due diligence and third party appreciation

(3) Schedule of acquisition — October 14, 2005 Agreement of contract for acquisition
November 30, 2005 Acquisition of stocks (Tentative)

(4) President — Yasuyuki Yagi (former General Manager of STB's Credit Supervision Department) is expected to be assigned after the acquisition.

5. Effect to future prospects of STB's financial result

(1) Amount of goodwill and amortization period

Goodwill: 100 billion Japanese yen (Possibility of change based on market value at purchasing date)

Amortization period: Planned to amortize evenly in 20 years at this moment

(2) Effect to consolidated BIS capital adequacy ratio

(Estimated amount based on shareholder's equity and risk asset as of September 2005)

Subtraction of goodwill from Tier I will lower BIS capital adequacy ratio by approximately 0.9%. It also applies to Tier I ratio.

(3) Effect to financial results in Fiscal Year 2005

There are no revisions of the financial results forecast for FY2005.

For further information, please contact:
Koichi Onaka, Head of IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654

Appendix

October 14, 2005

Lone Star Funds

The Sumitomo Trust & Banking Co., Ltd.

First Credit Corporation (FC) has been responding to various funding needs of individuals, business owners, and corporations that had missed business opportunities due to their short-term business history and lack of business transactions. These individuals or entities have funding difficulties and FC provided loan products by focusing on real estate value. This behavior is based on its management policy, which is "Evaluate value of real estate appropriately and provide loans quickly to respond to customers' funding need."

In March 2002, FC was decided inception of Corporate Rehabilitation Law by Tokyo District Court. However, in November 2002, Lone Star Funds (Lone Star) became the sponsor and in March 2003, it made lump-sum repayment to creditors and finished the procedure of plan decided by Corporate Rehabilitation Law in short period.

Lone Star is one of the largest investment funds with strength in revitalization in financial and real estate sectors. After becoming sponsor of FC, it took many effective actions to revitalize them such as sending management team, offering funding, improving business procedure, and expanding business franchise. As a result, FC has notably grown its business both in size and profitability resulting complete revitalization that it can now expect sustainable autonomic growth.

In the process of examining FC's mid to long-term strategy, which is "Future growth after the revitalization", Lone Star received proposal of acquisition of all FC's stocks from The Sumitomo Trust and Banking Co., Ltd. (STB). STB, which has strength in banking, trust business and real estate business is the biggest support of FC's business model. Lone Star judged that by utilizing STB group's expertise in real estate business, nationwide network of real estate information, franchise of individual and corporate customers, channel to alliance companies, and top-tier financial strength, STB will be the best partner for FC's further growth. Therefore, Lone Star decided to sell all stocks to STB. Lone Star will continue investment in Japanese market aggressively and will contribute to Japanese economic growth.

STB has been conducting real estate related business since its establishment and has been responding to various customers' needs such as brokerage, securitization, asset management, consulting, appraisal, and etc. Recently, it is utilizing its business acumen in real estate area, which it has developed in long history to real estate finance services such as real estate non-recourse loans and equity investment in real estate fund. Herewith, STB is aggressively expanding its "Integrated real estate business model" which is compromising binding real estate, finance, asset management and custody business.

With the linkage of STB which has coordination expertise in large properties and FC which has strong upstream distribution franchise in small to midsize properties, STB group will have business opportunities in broad field of distribution channel and its financial market. By developing this enhanced "Integrated real estate business model", STB group will achieve enhanced profitability and will contribute to the fosterage and development of real estate distribution market.

STB will take full advantage of the competitiveness of holding banking, trust business and real estate business in one organization, and will further refine its unique business model - "Retail financial services leveraging trust functions" and "Investment banking leveraging trust functions". Addition to those, STB will add "Integrated real estate business model" to its new engine for the breakthrough growth and will achieve sustainable growth in consolidated profits. As a result, STB will aim to become the "Number One Customer-oriented Bank" by further earning customers' trusts and supports.


SUMITOMO TRUST 住友信託銀行

~Accelerates momentum in high-growth Real estate business~


Sumitomo Trust & Banking Co., Ltd.


Treasury and Financial Products
Fiduciary Services
Real Estate
Wholesale Financial Services
Retail Financial Services

Reference Material

Acquisition of "First Credit Corporation"

October 14, 2005




信託世代の、
住友信託銀行

Outline of acquisition

▶ Acquire all shares of "First Credit Corporation" – one of the largest non-bank real estate secured loan companies – from Lone Star Funds

- Acquisition price JPY 130 billion (paid by cash on the closing date)
- Closing date (Tentative) November 30, 2005

▶ Outline of First Credit Corporation (As of end of March 2005)

- Shareholders' equity JPY 18.7 billion (Capital: JPY 13.5 billion)
- Total asset JPY 120.5 billion (Real estate secured loans: JPY98.3 billion)
- Main area of business Real estate secured loans
- Main offices Head office: Tokyo
  Others: Shinjyuku, Nihonbashi, Ohmiya, Machida, Sapporo, Sendai, Nagoya, Osaka, Hiroshima, Fukuoka (As of end of September)
- Number of Employees 220 (As of end of September)
- Corporate history March 1981: Launched operations (December 1982: Established)
  February 1990 : Listed on OTC market (September 2002: Delisted)
  December 2001: Shinsei Bank filed corporate reorganization proceedings
  (March 2002: Corporate reorganization proceedings started.)
  November 2002: Lone Star Funds became the sponsor of the company.
  March 2003: Emerged from bankruptcy
  (Finished 2 fiscal years after the end of proceedings)

Growth strategy of Sumitomo Trust

- Accelerate moves to new growth

Highest quality of financial fundamentals

- **Enhance franchise through alliance, merger and acquisitions**
- Concentrate additional resources to high-growth and lucrative areas
  - Distinctive retail financial services leveraging trust functions
  - Investment banking business leveraging trust functions
  - **Integrated real estate business model**
  - Global expansion of trust business
- Increase financial leverage (Total assets/capital)

Acquisition of "First Credit"

the new growth engine

The top quality trust bank

Quality of profit = High fee revenue ratio/Sustainable growth of bottom line/High ROE
Quality of asset = Low non-performing loan ratio/High RAROA/Highly diversified investment
Quality of capital = Low rate of dependence on deferred tax assets/No public fund, no potential dilution
Quality of customer franchise = High loyalty/Depth of customer relations



SUMITOMO TRUST 住友信託銀行

Integrated real estate business model

- Acquire real estate secured loan function for small companies and small business owners → Increase interest income
- Acquire real estate brokerage franchise and business know-how for small companies and small business owners → Increase fee income

Client segmentation (Real estate owners)	Brokerage	Lending	Securitization	Prop. investment Investment advisory	Custody Appraisal
Large company / Midium company	SUMITOMO TRUST 住友信託銀行	SUMITOMO TRUST 住友信託銀行	SUMITOMO TRUST 住友信託銀行		SUMITOMO TRUST 住友信託銀行 + すみしん不動産 Sumishin Realty Co., Ltd
Small Company / Private Company Owner	すみしん不動産 Sumishin Realty Co., Ltd	firstCREDIT			
Individual	すみしん不動産 Sumishin Realty Co., Ltd	firstCREDIT / SUMITOMO TRUST 住友信託銀行			

Enhance coverage of customer franchise and business opportunities on real estate transactions to take full advantage of paradigm shift in real estate market.


SUMITOMO TRUST
住友信託銀行

Uniqueness of "First Credit"

▶ Business model

Evaluate real estate by business acumen and provide loans putting emphasis on quick response

-Main targets: individual, small medium company and newly established company who can not raise funds and capture business opportunities due to short-term business history and lack of business performance record.

-Lends purely based on value of real estate collateral (Basically ①first mortgage &②70% or less Loan to Value)

-Decision made whether to lend or not in about 7days

-Achieve low credit cost through business acumens on managing and collecting the collateralized real estate.

-High coverage ratio (low LTV) and shortening of lending duration against volatile situation of real estate price (Approximately 40% for loans with 14months or less of initial maturity)

▶ Main products

▶For real estate company

	Loan for real estate purchase	Loan for real estate foreclosure sale
Loan amount	JPY5million～JPY2billion	
Initial fee	2%	2%
Interest rate	6.96～9.96%	7.92～9.96%
Loan maturity	6months～3years	6months～1year
Early payment penalty	2% after 1 year	N/A
Other conditions		No extension of maturity

▶For individual, private company owner and SME

	Business loan ／Residential mortgage loan (no restriction on purpose for funds)
Loan amount	JPY3million～JPY1billion
Initial fee	2%～3%
Real interest rate	7.96%～14.46% per year (including initial fee)
Loan maturity	1year～25years
Refund method	Principal and interest equal repayment Principal equal repayment, Bullet maturity
Overdue interest rate	21.9% per annum
Early payment penalty	3%
Cosigner	Possibly necessary

Business mapping

▶ Definite niche on interest rate range and business model

Interest rates

30%

Investment Law 29.2%

Investment Law 29.2%

20%

Interest Limitation Law 15-18%

10%

Commerce and Industry loan/Small business loan

BUSINEXT

Consumer credit/ cashing

Consumer finance

Consumer finance (Bank's subsidiary)

Non bank

Bank's card loan

Credit union

Regional bank

Major regional bank

Major bank

firstCREDIT

Commerce and Industry loan/Small business loan

Consumer finance

Non bank

Credit union

Regional bank

Major regional bank

Loan type		Unsecured loans				Real estate secured loans			
Borrower	Large company	Medium to small company	Small to micro size company	Sole proprietorship	Individual (Non-mortgage)	Medium to small company	Small to micro size company	Sole proprietorship	Individual (Non-mortgage)
Size of sales (in billion yen)	Over 1	0.5 to 1	0.1 to 0.5	Less than 0.1	-	0.5 to 1	0.1 to 0.5	Less than 0.1	-

Small business/Consumer finance
Credit scoring based on
debtors' information is the key

Expertize in evaluating real estate collateral is the key

Analysis of financial statement
+Real estate collateral



SUMITOMO TRUST 住友信託銀行

Real estate secured loan portfolio (As of end of March 2005)

▶ Categorized by borrowers' industry



2%
9%
1%
11%
Total number of loans
3,753
77%



11%
4%
2%
36%
Total loan balance
JPY98.3billion
47%
Individual
Real estate
Construction
Other services
Others

▶ Categorized by location of collateral

(Balance)



17%
10%
73%
Tokyo metropolitan area
Kinki area (Osaka, Kyoto, Kobe etc.)
Others

▶ Growth potential in Kinki area where Sumitomo Trust has strong franchise

▶ Categorized by loan amount

(Balance)



23%
43%
24%
10%
Less than JPY50milli
JPY50～100million
JPY100～500million
More than JPY500m

▶ Fine granularity exists


SUMITOMO TRUST 住友信託銀行

Financial target and synergy effect

▶ Financial target

in billions of yen

		Actual		Target			
		FY2003	FY2004	FY2005	FY2007	FY2009	
		Actual	Actual	Forecast	with financial synergy	with financial synergy	with financial & business synergy
Loan balance		95.3	106.3	110.0	135.0	160.0	200.0
Reserves		10.1	6.1	5.0	4.5	4.5	5.5
Net ordinary profit		8.0	5.1	5.5	9.5	12.0	15.0
Profit from loan business		5.5	7.7	9.0	14.0	17.0	20.0
Profit from real estate rent & sales	※1	6.6	1.1	0.2	0.0	0.0	0.0
G&A expense		4.1	3.7	3.7	4.5	5.0	5.0
Net operating profit		8.1	5.2	5.5	9.5	12.0	15.0
Net income before tax		9.6	5.9	6.0	9.4	11.5	14.0
Net income	※2	9.6	5.9	5.9	9.4	8.0	9.0
Credit cost	※3	Δ 1.3	Δ 0.8	Δ 0.3	0.2	0.5	0.8

※1 Sale and rent of real estate acquired through foreclosure sales. Withdraw for avoiding fluctuation of market price.
This is the reason of decrease in net ordinary profit from FY2004 to FY2005.
※2 Tax-deductible loss carried foreword exists. (JPY59billion as of March 2005) However, deferred tax assets are not booked at this moment.
※3 Sum of net transfer to general reserve and net transfer to specific loan loss reserve.Negative figures mean profit due to write backs.

▶ Assumptions of business environment

①More resource for increase of loan balance
- New branches: in Tokyo Met. & Osaka area
- Increase employees: FY04 202→ FY09 270

②Less credit cost due to economic recovery and stabilization of land price
- General reserve ratio: FY04 1.5%※ → FY09 1.0%
  ※based on historical records of 4 months' delinquents

③Funding cost increase due to interest rate rise
- FY04→FY09 Short term +45BP、Long term +60BP

▶ Synergy effect

①Financial synergy (lower funding cost only)
- Benefits from Sumitomo Trust's financial fundamentals
- Funding cost decrease: FY04→FY05 Δ1.8%

②Business synergy
- Enhance operations under Sumitomo Trust brand, especially in Osaka area
- Lending opportunities from Sumishin Realty's franchise
- Sumishin Realty's brokerage opportunities from First Credit's franchise (Not included in the above figures)

Financial effect on Sumitomo Trust

- ▶ Effect to consolidated BIS capital adequacy ratio
  - Approximate figures based on preliminary BIS capital adequacy ratio and Tier I ratio as of September 2005 announced on October 6, 2005

    ⇒BIS capital adequacy ratio and Tier I ratio : △ **0.9%**

- ▶ Effect to consolidated net income
  - Approximate figures based on profit of FY2009 as normalized profit level

	with financial synergy	with financial & business	
Net income before tax	11.5	**14.0**	(Financial target of FY2009)
Net income	6.7	**8.1**	(Calculated with effective tax rate 42%)
Amortization of goodwill	△5.0	**△5.0**	(Equally amortized JPY100billion for 20years)
Additional profit in Sumitomo Trust group (after tax)	+0.3	**+1.0**	(Brokerage fee of Sumishin Realty, etc)
Total contribution to consolidated net income	2.0	**4.1**	

☆ In the case that First Credit is allowed to apply deferred tax accounting (assume net deferred tax assets as JPY15billion)

	with financial synergy	with financial & business	
Amortization of goodwill	△4.3	**△4.3**	(Equally amortized JPY850billion for 20years)
Total contribution to consolidated net income	2.7	**4.9**	

☆ Calculation of "Multiple" (normalized profit basis)

	with financial synergy	with financial & business
Net income (after tax) ①	6.7	**8.1**
Acquisition price −net deferred tax assets ②	115.0	**115.0**
"Multiple" (②／①)	17.2X	**14.2X**

《Reference》

Small business finance company

Average PER of top 3 companies 23.9

(SFCG28.0、Nissin22.8、Lopro20.8)

(Using last price on Oct. 11, 2005)



This presentation material contains information that constitutes forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors including changes in managerial circumstances.

Contact Information

The Sumitomo Trust & Banking Co., Ltd.

Financial Management Department, IR Office

Tel:+81-3-3286-8354 Fax: +81-3-3286-4654

Koichi Onaka, Head of IR Office: onaka@sumitomotrust.co.jp

Keiji Nakamura, Senior Manager: nakamurake@sumitomotrust.co.jp

Takeshi Shimamura, Manager: shimamurat@sumitomotrust.co.jp

Masako Sakai, Assistant: sakaimas@sumitomotrust.co.jp

➡**http://www.sumitomotrust.co.jp/IR/company/index_en.html**



SUMITOMO TRUST 住友信託銀行